August 5, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eric Mcphee Jennifer Monick James Lopez

Re:	TPB Acquisition Corp. I Form S-1 Registration Statement File No. 333-253325

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), each of the undersigned, for itself and the several underwriters, hereby joins in the request of TPB Acquisition Corp. I that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. New York time on August 9, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, 200 copies of the Preliminary Prospectus dated July 27, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

BARCLAYS CAPITAL INC.
CODE ADVISORS LLC
As representatives of the several underwriters

BARCLAYS CAPITAL INC.

By:	/s/ Mark J. Zanoli
	Name:	Mark J. Zanoli
	Title:	Vice Chairman

CODE ADVISORS LLC

By:	/s/ William D. Hawthorne
	Name:	William D. Hawthorne
	Title:	Partner

[Signature Page to Acceleration Request Letter]